United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of December 2023

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

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Item              Description of Items

1.	Notice to the Market dated September 13, 2023 – CEMIG GT, HORIZONTES, and MANG execute a Purchase and Sale Agreement of Assets of 15 SHPs / HGPs
2.	Notice to Shareholders dated September 20, 2023 – Dividends/Interest on Equity
3.	Material Fact dated October 7, 2023 – Conclusion of the sale of the equity interest held in Baguari Energia
4.	Earnings Release - 3Q2023
5.	Notice to the Market dated November 3, 2023 – Clarification about Official Letter 1240/2023-SLS
6.	Material Fact dated November 22, 2023 – Conclusion of the sale of the equity interest held in Retiro Baixo Energética
7.	Notice to the Market dated November 22, 2023 – Clarifications about Official Letter 350/2023/CVM/SEP/GEA-1
8.	Notice to the Market dated October 20, 2023 – Clarification about Official Letter 313/2023
9.	Notice to the Market dated October 19, 2023 – Fitch reaffirms CEMIG’s ratings
10.	Notice to the Market dated October 19, 2023 – Clarification about Official Letter 1.207/2023 - SLS – CEMIG, dated October 18, 2023
11.	Notice to the Market dated November 22, 2023 – Cemig joins the UN Global Compact's 100% Transparency Movement
12.	Material Fact dated November 23, 2023 - Official Letter Received from the Controlling Shareholder
13.	Material Fact dated November 24, 2023 - Cemig GT expresses an interest in extending the concessions of Emborcação and Nova Ponte

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Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães .

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: December 1, 2023

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1.	Notice to the Market dated September 13, 2023 – CEMIG GT, HORIZONTES, and MANG execute a Purchase and Sale Agreement of Assets of 15 SHPs / HGPs

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG GT, HORIZONTES, and MANG execute a Purchase and Sale Agreement of Assets of 15 SHPs / HGPs

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly held company and a wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, further to the Notice to the Market of August 10, 2023, CEMIG GT and its wholly-owned subsidiary HORIZONTES ENERGIA S.A. (“HORIZONTES”) executed, today, a Purchase and Sale Agreement of Assets (“PSA”) aiming at the sale of 15 water generation SHPs / HGPs, of which 12 plants from CEMIG GT and 3 from HORIZONTES, to MANG PARTICIPAÇÕES E AGROPECUÁRIA LTDA (“MANG”), the winner of bidding process 500-Y17124, for R$100.5 million.

The closing of the transaction is subject to compliance with the usual conditions precedent defined in the PSA, which include obtaining the authorizations from ANEEL and the Brazilian antitrust authority (CADE).

The aforementioned sale aims to comply with the guidelines of CEMIG’s Strategic Planning that recommends optimizing the portfolio and capital allocation.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, under the rules issued by the CVM and the legislation in force.

Belo Horizonte, September 13, 2023.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

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2.	Notice to Shareholders dated September 20, 2023 – Dividends/Interest on Equity

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that the Executive Board resolved on the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.	Gross value: R$417,974,000.00 (four hundred, seventeen million, nine hundred and seventy-four thousand reais)

2.	Gross value per share: R$ 0.18994289564 per share, to be paid with the mandatory minimum dividend referring to 2023, with a 15% withholding income tax, except for shareholders exempt from said withholding, under the law in force;

3.	Date “with rights”: shareholders of record on September 25, 2023 that hold common and preferred shares will be entitled to the payment;

4.	Date “ex-rights”: 09-26-2023;

5.	Payment date: 2 (two) equal installments, the first of which to be paid by June 30, 2024, and the second by December 30, 2024.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update.

Belo Horizonte, September 20, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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3.	Material Fact dated October 7, 2023 – Conclusion of the sale of the equity interest held in Baguari Energia

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

 Conclusion of the sale of the equity interest held in Baguari Energia

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG or Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, according to CVM Resolution 44/2021, of August 23, 2021, hereby informs to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that, further to the Material Fact disclosed on April 14, 2023, that CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a wholly-owned subsidiary of Cemig, concluded, on October 06, 2023, the sale to Furnas Centrais Elétricas S.A. (“Furnas”) of all of its indirect equity interest (34%) held in Consórcio Baguari, accounting for 69.39% of the share capital of Baguari Energia S.A. (“Baguari Energia”).

Baguari Energia holds an interest of 49% in Consórcio Baguari, which operates the Baguari Hydroelectric Power Plant, located in Minas Gerais, which has an installed capacity of 140 MW and 81.9 MW of physical guarantee.

The transaction totaled R$393.0 million, adjusted for 100% of the CDI from December 31, 2022 to the payment made on October 06, 2023. Dividends of R$11.6 million received on October 03, 2023, were deducted from this amount, resulting in the receipt of the closing amount of R$421.2 million.

The sale is in line with the Company’s Strategic Planning, which provides for the divestment of minority interests of Grupo Cemig.

Cemig reaffirms the commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about the developments of the sale, according to the applicable regulation, and in compliance with the restrictions outlined in CVM rules and other applicable laws.

Belo Horizonte, October 07, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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4.	Earnings Release - 3Q2023

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3Q23 Earnings

OUR ENERGY TRANSFORMS.

CEMIG

Conference call

November 10 (Friday), at 3 pm (Brasília time)

Link > CEMIG WEBCAST

LATIBEX XCMIG | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE

IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

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3Q23 HIGHLIGHTS

Robust cash generation:
3Q23 Ebitda: R$ 2.01 billion – up 11.8% from 3Q22

Adjusted Ebitda: R$ 1.96 billion – up 28.0% from 3Q22 (R$ 1.54 bn)

Adjusted net profit: R$ 1.23 billion (up 20,0% YoY)

Cemig D (distribution):

- **Costs, Ebitda and energy losses all within regulatory thresholds**
- **Full effect of tariff review in this quarter**
- **Energy distributed: up 1.0% YoY**
- Captive clients –2.2%, Transmission for clients +4.2%; **Residential: +6.2%**

Energy trading Ebitda (Adjusted): up 57.2% YoY

Robust result reflects (i) differentiated strategy, (ii) higher margin

Gasmig Ebitda up 42% from 3Q22

Higher volume contracted, higher margins and costs within regulatory thresholds

R$ 1.6 billion invested in 3Q23

R$ 3.3 billion executed in 9M23: **48.6% more than in 9M22**

Successful disposal of assets

Small Hydro Plants Auction: Reversal of R$ 45.8 million provision

Capital gains will be posted when transactions are completed

Baguari: completed in October, adds to 4Q23 profit; ***Retiro Baixo:*** at finalization stage

September: R$ 418 million Interest on Equity declared

– on account of FY23 mandatory minimum dividend

Main non-recurring effects in the third quarter of last year: *FIP Melbourne–AGPar* agreement: adds R$ 168mn to Ebitda, R$ 136mn to net profit

Change in client default reporting: adds R$ 131mn to Ebitda, R$ 86 mn to net profit

Index

3Q23 HIGHLIGHTS

Algo errado aqui –
faltando detalhes / anos incorretos ???

Aqui coloquei minhas sugestões

Solid results

Consolidated Ebitda

-14.2%
+16.7%
8,000
6,862
5,933
6,921
1,654
1,969
1,482
1,658
2021 2022
2021 2022
2021 2022
2021 2022
IFRS
Recurring
IFRS
Recurring

Ebitda by segment

259
407
144
361
798
TOTAL
1,969++
Geração
Transmissão
Comercialização
Distribuição
Outras

Net profit

+9.1%
+30.6%
+46.1%
+21.3%
3,753
4,094
3,232
4,221
963
1,406
992
1,204
2021 2022
2021 2022
2021 2022
2021 2022
IFRS
Recurring
IFRS
Recurring

Ebitda growth

Balanced portfolio

Consistent earnings

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CONTENTS

3Q23 HIGHLIGHTS	2
CONSOLIDATED RESULTS – THIRD QUARTER 2023	5
Profit and loss accounts	6
Results by business segment	7
CONSOLIDATED ELECTRICITY MARKET	8
Cemig’s consolidated electricity market	8
PERFORMANCE BY COMPANY	8
Cemig D	9
Billed electricity market	9
Sources and uses of electricity – MWh	10
Client base	10
Performance by sector	10
Annual Tariff Adjustment and Periodic Tariff Review	11
Quality indicators – DEC and FEC	12
Combating default	12
Energy losses	12
Cemig GT and the Cemig Holding Company (‘Cemig H’)	14
Electricity market	14
Gasmig	15
Financial results	16
Consolidated operational revenue	16
Operational costs and expenses	18
CONSOLIDATED EBITDA (IFRS and Adjusted)	22
Ebitda of Cemig D	23
Cemig GT – Ebitda	24
Finance income and expenses	25
Net profit	26
Equity income (gain/loss in non-consolidated investees)	27
Investments	28
Debt	29
Covenants – Eurobonds	30
Cemig’s long-term ratings	31
ESG – Report on performance	32
Performance of our shares	34
Cemig’s generation plants	36
RAP: July 2023–June 2024 cycle	37
Regulatory Transmission revenue – 3Q23	37
Complementary information	38
Cemig D	38
Cemig GT	39
Cemig, Consolidated	40
Disclaimer	46
COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	4

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CONSOLIDATED RESULTS – THIRD QUARTER 2023

Consolidated results – 3Q23

	3Q23	3Q22	Change, %
Ebitda by company, IFRS
(R$ ’000)
Cemig D (IFRS)	835,588	858,979	-2.7%
Cemig GT (IFRS)	790,747	501,153	57.8%
Gasmig (IFRS)	231,171	162,781	42.0%
Consolidated (IFRS)	2,011,189	1,799,292	11.8%

	3Q23	3Q22	Change, %
Ebitda by company, Adjusted
(R$ ’000)
Cemig D	835,588	781,838	6.9%
Cemig GT	744,956	334,859	122.5%
Consolidated	1,964,799	1,535,064	28.0%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	5

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Profit and loss accounts

	3Q23	3Q22	Change,
Profit and loss accounts (R$ million)
NET REVENUE	9,426,629	9,223,311	2.2%

Costs	6,268,746	6,631,986	-5.5%
Electricity bought for resale	3,778,480	4,125,675	-8.4%
Gas purchased for resale	527,146	782,453	-32.6%
Charges for use of national grid	769,491	588,444	30.8%
Infrastructure construction costs	1,193,629	1,135,414	5.1%

Operating Expenses	1,534,303	1,345,825	14.0%
People	302,927	309,758	-2.2%
Profit shares	43,603	24,518	77.8%
Post-retirement obligations	168,786	163,946	3.0%
Materials	28,478	34,152	-16.6%
Outsourced services	466,584	409,378	14.0%
Depreciation and amortization	316,693	297,607	6.4%
Operating provisions / adjustments	99,522	86,428	15.2%
Impairment	-45,791	37,182	-223.2%
Provisions for client default	43,160	-84,852	-150.9%
Reversal of Impairment of assets	0	-504	-100.0%
Other operational costs and expenses	110,341	68,212	61.8%

Net gain on disposal of asset held for sale	-	8,641	-
Equity gain (loss) in subsidiaries	70,916	247,544	-71.4%
Net finance income (expenses)	-214,852	-109,461	96.3%
Income before income tax and social contribution tax	1,479,644	1,392,224	6.3%
Corporate income tax	-242,337	-209,871	15.5%

NET PROFIT FOR THE PERIOD	1,237,307	1,182,353	4.6%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	6

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Results by business segment

INFORMATION BY SEGMENT, 3Q23
Description	Electricity				Gas	Equity interests (holding co.)	Inter-segment transactions/ reconciliation	Total
	Generation	Transmission	Trading	Distribution

NET REVENUE	658,014	246,013	2,020,456	5,994,696	927,148	9,618	-429,316	9,426,629

COST OF ELECTRICITY AND GAS	-38,888	-66	-1,758,373	-3,170,308	-527,146	-709	420,373	-5,075,117

OPERATIONAL COSTS AND EXPENSES
People	-34,155	-33,141	-6,054	-204,185	-15,910	-9,482	0	-302,927
Employees’ and managers’ profit shares	-4,206	-4,481	-858	-27,486	0	-13,882	0	-43,603
Post-retirement obligations	-18,310	-11,316	-2,593	-112,323	0	-64,749	0	-168,786
Materials, Outsourced services and Other expenses (revenues)	-57,827	-25,174	-4,819	-497,449	-18,405	-10,672	8,943	-605,403
Depreciation and amortization	-80,826	60	-4	-205,258	-23,769	-6,896	0	-316,693
Operating provisions / adjustments	38,026	-3,772	-1,497	-117,183	394	-12,859	0	-96,891
Infrastructure construction costs	0	-28,542	0	-1,030,176	-134,911	0	0	-1,193,629
Total cost of operation	-157,298	-106,366	-15,825	-2,194,060	-192,602	-70,724	8,943	-2,727,932

OPERATIONAL COSTS AND EXPENSES	-196,186	-106,432	-1,774,198	-5,364,368	-719,748	-71,433	429,316	-7,803,049

Share of profit (loss) in non-consolidated investees	-626	0	0	0	0	294,788	0	70,916
Finance income (expenses)	-28,977	-36,236	9,523	-99,428	1,205	-60,939	0	-214,852
Income before income tax and social contribution tax	432,225	103,345	255,781	530,900	208,604	-51,211	0	1,479,644
Income tax and Social Contribution tax	-93,507	-15,687	-78,275	-54,973	-69,265	69,370	0	-242,337

NET PROFIT FOR THE PERIOD	338,718	87,658	177,506	475,927	139,339	18,159	0	1,237,307

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	7

Index

CONSOLIDATED ELECTRICITY MARKET

Cemig’s consolidated electricity market

In September 2023 the Cemig Group invoiced 9.17 million clients – an addition of approximately 178,000 clients, or a 2.0% increase in its consumer base since the end of September 2022. Of this total number of consumers, 9,166,273 are final consumers, and/or represent Cemig’s own consumption; and 519 are other agents in the Brazilian power sector.

These charts shows the breakdown of the Cemig Group’s sales to final consumers in 3Q22 and 3Q23:

Sales by segment, %

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	8

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PERFORMANCE BY COMPANY

Cemig D

Billed electricity market

	3Q23	3Q22	Change, %
Captive clients + Transmission service (MWh)
Residential	2,874,159	2,706,219	6.2%
Industrial	5,652,811	5,666,290	–0.2%
Captive market	320,470	395,043	–18.9%
Transport of energy	5,332,341	5,271,247	1.2%
Commercial, services and Others	1,500,991	1,484,352	1.1%
Captive market	1,008,973	1,061,850	–5.0%
Transport of energy	492,018	422,502	16.5%
Rural	879,384	933,150	–5.8%
Captive market	867,641	924,189	–6.1%
Transport of energy	11,743	8,961	31.0%
Public services	844,521	848,819	–0.5%
Captive market	733,652	848,199	–13.5%
Transport of energy	110,869	620	17,782.1%
Concession holders	88,198	89,145	–1.1%
Transport of energy	88,198	89,145	–1.1%
Own consumption	6,783	6,761	0.3%
Total	11,846,847	11,734,736	1.0%
Total, captive market	5,811,678	5,942,261	–2.2%
Total, energy transported for Free Clients	6,035,169	5,792,475	4.2%

In 3Q23, energy supplied to captive clients plus energy transported for Free Clients and distributors totaled 11,850 GWh, or 1.0% more than in 3Q22, mainly reflecting higher consumption by residential consumers (increase of 167.9 GWh or 6.2%), reflecting a 3.2% increase in the number of clients, and a 2.8% increase in average consumption.

The growth of 1.0% in total energy distributed comprises: an increase of 4.2% (242.7 GWh) in use of the network by free clients, and a decrease of 2.2% (130.6 GWh) in consumption by the captive market. The lower consumption by the captive market is mainly due to one major water and sewerage utility client migrating to the Free Market, and to clients migrating to Distributed Generation.

Energy distributed, by segment

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	9

Index

Sources and uses of electricity – MWh

	3Q23	3Q22	Change, %
Metered market – MWh
Transported for distributors	87,590	88,746	–1.3%
Transported for Free Clients	5,956,175	5,718,552	4.2%
Own load + Distributed generation	8,427,677	8,333,677	1.1%
Consumption by captive market	5,575,300	5,852,332	–4.7%
Distributed Generation market	1,192,135	757,705	57.3%
Losses in distribution network	1,660,242	1,723,640	–3.7%
Total volume carried	14,471,442	14,140,974	2.3%

Client base

In September 2023 Cemig billed 9.16 million consumers, or 2.0% more than in September 2022.

Of this total, 2,884 were Free Clients using the distribution network of Cemig D.

	3Q23	3Q22	Change, %
NUMBER OF CAPTIVE CLIENTS
Residential	7,673,463	7,438,683	3.2%
Industrial	28,653	29,398	–2.5%
Commercial, services and Others	940,938	944,794	–0.4%
Rural	428,177	479,882	–10.8%
Public authorities	69,458	70,019	–0.8%
Public lighting	6,554	7,128	–8.1%
Public services	13,679	13,570	0.8%
Own consumption	759	763	–0.5%
Total, captive clients	9,161,681	8,984,237	2.0%
NUMBER OF FREE CLIENTS
Industrial	1,179	1,055	11.8%
Commercial	1,656	1,408	17.6%
Rural	18	14	28.6%
Concession holder	8	8	0.0%
Other	23	1	2,200.0%
Total, Free Clients	2,884	2,486	16.0%
Total, Captive market + Free Clients	9,164,565	8,986,723	2.0%

Performance by sector

Industrial: Energy distributed to Industrial clients totaled 0.2% less in 3Q23 than in 3Q22 reflecting the slowdown in physical industrial production, and comprised 47.7% of Cemig D’s total distribution. The greater part was energy transported for industrial free clients (45.0%), which was 1.2% higher in volume than in 3Q22. Energy billed to captive clients was 2.7% by volume of the total distributed, and 18.9% less in total than in 3Q22 – mainly due to migration of clients to the Free Market.

Residential: Residential consumption was 24.3% of total energy distributed by Cemig D, and 6.2% higher than in 3Q22. Average monthly consumption per client in the quarter was 2.8% higher than in 3Q22. The number of clients increased by 234,800 (an increase of 3.2%), partly due to migration of consumers from the Rural category in compliance with Aneel Resolution 901/2020.

Commercial and services: Energy distributed to these consumers was 12.7% of the total distributed by Cemig D in 3Q23, and by volume 1.1% more than in 3Q22. This increase is the result of a 5.0% reduction in energy billed to captive clients, and an increase of 16.5% in the volume of energy transported for Free Clients. The higher figure mainly reflects the strong increase in service activities in 2023, and the increase in retail sales. It is worth noting that the increase in this user category happened in spite of the migration of consumers to Distributed Generation, which was the major factor in reduction of the captive market.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	10

Index

Rural clients consumed 7.4% of the total energy distributed in 3Q23, by volume 5.8% less than in 3Q22, as a result of the number of consumers in the category being 10.8% (51,700) lower – due to reclassification to other categories as required by Aneel Normative Resolutions 901/2020 and 1000/2020.

Public services consumed 7.1% of the energy distributed in 3Q23, a total of 0.5% lower by volume than in 3Q22. Total captive consumption in 3Q23 was 114.5 GWh lower YoY, while the Free Market expanded by 110.2 GWh. This was mainly due to one major client, a water and sewerage utility, migrating.

Annual Tariff Adjustment and Periodic Tariff Review

The tariffs of Cemig D are adjusted in May of each year; and every five years there is the Periodic Tariff Review, also in May. The aim of the Tariff Adjustment is to pass on changes in non-manageable costs in full to the client, and to provide inflation adjustment for the manageable costs that are specified in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the ‘X Factor’, under a system using the price-cap regulatory model.

On May 22, 2023 Aneel ratified the result of the Annual Tariff Adjustment for Cemig D, effective from May 28, 2023 to May 27, 2024, the result of which was an average increase for consumers of 13.27%. The average effect for low-voltage clients was an increase of 15.55%, and for residential consumers 14.91%. The component of adjustment corresponding to the Company’s management costs (referred to as ‘Portion B’) was 0.66%. The ratified increase in non-manageable costs (‘Portion A’ – comprising purchase of energy, transmission, sector charges and non-receivables) was 5.09%; the increase in the financial components of the tariff was 7.52%. The effect in the financial component was mainly due to withdrawal of the component incorporated in the tariff adjustment process of 2022, relating to repayment to consumers of R$ 2.81 billion in tax credits of PIS, Pasep and Cofins taxes, while the repayment to consumers incorporated in the 2023 Tariff Review was R$ 1.27 billion.

Average effects of the Tariff Adjustment
High voltage – average	8.94%
Low voltage – average	15.55%
Average effect	13.27%

Comparison of the Tariff Review of 2023 with the prior review (2018) – main points

The five-year Tariff Review	2018	2023
Gross remuneration base – R$ million	20,490	25,587
Net Remuneration Base – R$ million	8,906	15,200
Average depreciation rate	3.84%	3.95%
WACC (after taxes)	8.09%	7.43%
Remuneration of ‘Special Obligations’ – R$ mn	149	272
CAIMI*– R$ million	333	484
QRR**, R$ = Annual Depreciation	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

** QRR: ‘Regulatory Reintegration Quota’: Gross value x annual depreciation rate.

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	11

Index

Quality indicators – DEC and FEC

The DEC indicator (Duração Equivalente de Interrupções por Consumidor), of average outage time per consumer, was 9.89 hours in the moving window up to September 2023. Although the target for 2023, 9.59 hours, was more challenging, the Company has addressed this aspect with major investment in the distribution business to ensure provision of a quality service to its clients, and also to be within the regulatory limit.

Combating default

Cemig has maintained its high level of collection actions, achieving greater efficiency in combating default. A good indication of this is that the Receivables Recovery Index hit a record level of 100.53% in September 2023, reflecting an increase of nearly 20% in the use of collection tools (email, demand letters, posting on public credit records, formal protest proceedings, disconnections, and text messages).

New payment channels, and online negotiation, made available in recent quarters (PIX instant payments, automatic debits, payments by card and app, etc.) have contributed to increasing collection via digital channels to 62.70% of the total collected – compared with 54.72% in 3Q22. In September, 17.66% of all collection was via the PIX nationwide instant payment system (launched 2021). This change in the collection mix reduced costs by 6.8% – a saving of R$ 3.8 million.

Receivables Collection Index (‘ARFA’) – % (Collection / Billing) – 12 month moving average

Energy losses

In the 12-month period energy losses, at 10.57%, were compliant with the regulatory level (11.00%).

Highlights of our measures to combat energy losses in 9M23 include: 288,000 inspections (76% of the total planned for 2023), and replacement of 551,000 obsolete meters (600,000 projected for 2023). As well as these measures, Cemig plans to regularize supply for 49,000 families in low-rental communities in 2023, using the BT Zero and 'panel bulletproofing’ methods, and replacement of 100,000 standard meters by smart meters. (So far we currently have 296,000 smart meters installed).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	12

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Total energy losses

Actual losses

Regulatory losses

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	13

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Cemig GT and the Cemig Holding Company (‘Cemig H’)

Electricity market

The total volume of electricity sold by Cemig GT and by the Cemig holding company (‘Cemig H’), excluding sales on the wholesale power exchange (CCEE) was 0.6% higher than in 3Q22.

Cemig GT itself sold 5,799 GWh (including quota sales) in 3Q23, 22.6% less than in 3Q22. This reduction reflects the transfer of contracts for sales of electricity to the holding company, which totaled 1,750 GWh more than in 3Q22.

The holding company posted sales of 4,253 GWh in 3Q23. Migration of contracts from Cemig GT to Cemig H began in 3Q21, and has been gradually increasing since then:

	3Q23	3Q22	Change, %
Cemig GT – MWh
Free Clients	3,298,721	4,629,486	–28.7%
Industrial	2,325,940	3,627,964	–35.9%
Commercial	967,754	997,490	–3.0%
Rural	5,027	4,032	24.7%
Free Market – traders and cooperatives	1,429,907	1,774,770	–19.4%
Quota supply	530,439	556,410	–4.7%
Regulated Market	507,655	495,627	2.4%
Regulated Market – Cemig D	31,999	32,833	–2.5%
Total, Cemig GT	5,798,721	7,489,126	–22.6%
Cemig H – MWh
Free Clients	2,265,520	775606	192.1%
Industrial	1,970,109	710,630	177.2%
Commercial	283,585	61,384	362.0%
Rural	11,826	3,592	229.2%
Free Market – Traders	1987902	1,727,848	15.1%
Total Cemig H	4,253,422	2,503,454	69.9%
Cemig GT + H	10,052,143	9,992,580	0.6%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	14

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Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It serves industrial, commercial and residential users, and users of compressed natural gas and vehicle natural gas; and supplies gas as fuel for thermoelectric generation plants.

Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

Gasmig’s tariff review process was completed in April 2022. Highlights:

▪	The WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized the cost of PMSO (Personnel, Materials, Services and Other expenses) in full.
Market (’000 m³/day)	2019	2020	2021	2022	9M22	9M23	9M22– 9M23
Residential	21.28	25.52	29.69	31.21	31.67	34.56	9.1%
Commercial	47.7	49.14	56.24	63.34	62.59	60.3	-3.7%
Industrial (including Free Market)	2,085.32	2,007.45	2,398.47	2,422.69	2,648.59	2,596.05	-2.0%
Other	148.44	116.32	129.55	149.17	157.87	124.1	-21.4%
Total excluding thermoelectric generation	2,302.74	2,198.43	2,613.95	2,666.41	2,900.72	2,815.01	-3.0%
Thermoelectric generation	793.94	385.52	1,177.06	104.08	0	0	-
Thermoelectric generation, Free Market (contracted)	0	0	0	0	139.16	1,437.31	932.8%
Total	3,096.69	2,583.95	3,791.01	2,770.50	3,039.88	4,252.31	39.9%

Total volume, ’000 m³	3Q23	3Q22	Change, %
Residential	3,410	3,245	5.1%
Commercial	5,876	6,545	–10.2%
Industrial (including Free Market)	237,819	253,068	–6.0%
Other	11,000	13,936	–21.1%
Total excluding thermoelectric generation	258,105	276,794	–6.8%
Thermoelectric generation	–	6	–
Thermoelectric generation, Free Market (distribution contracted)	153,792	–	–
Total	411,897	276,800	48.8%

In 3Q23 the volume of gas distributed to the non-thermal market was 6.8% lower than in 3Q22 (including the contracted volume of Industrial Free Market) influenced by a 6.0% reduction in the industrial segment and 26% reduction in the automotive segment. Considering the volume of the Thermoelectric generation market (including the volume contracted from the free market), there was an increase of 48.8%.

The number of Gasmig’s clients increased by 16.0% from 3Q22, to a total of 92,350 consumers in 3Q23. This growth reflects expansion of the residential client base (addition of 12,700 clients).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	15

Index

Financial results

Consolidated operational revenue

	3Q23	3Q22	Change, %
R$ ’000
Revenue from supply of electricity	8,130,020	7,105,782	14.4%
Revenue from use of distribution systems (TUSD charge)	1,125,693	985,150	14.3%
CVA and Other financial components in tariff adjustments	80,237	-395,653	-120.3%
Reimbursement, paid to consumers, of credits of PIS, Pasep and Cofins taxes – Amount realized	311,748	706,087	-55.8%
Transmission operation and maintenance revenue	95,828	105,628	-9.3%
Transmission construction revenue	39,394	100,492	-60.8%
Financial remuneration of transmission contractual assets	115,693	50,300	130.0%
Generation indemnity revenue	23,867	24783	-3.7%
Distribution construction revenue	1,165,087	1,063,302	9.6%
Adjustment to expected cash flow from indemnifiable financial assets of the distribution concession	49,577	-10,361	-578.5%
Gain on financial updating of Concession Grant Fee	85,073	59,722	42.4%
Settlement on CCEE	36,195	134,890	-73.2%
Transactions in the Surpluses Sales Mechanism (MVE)	0	125,463	-100.0%
Retail supply of gas	989,284	1,218,147	-18.8%
Fine for continuity indicator shortfall	-21,480	-13,668	57.2%
Other operational revenues	590,628	873,241	-32.4%
Taxes and charges reported as deductions from revenue	-3,390,215	-2,909,994	16.5%
Net operational revenue	9,426,629	9,223,311	2.2%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	16

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Revenue from supply of electricity

	3Q23			3Q22			Change, %
	MWh (2)	R$ ’000	Average price billed – R$/MWh (1)	MWh (2)	R$ ’000	Average price billed – R$/MWh	MWh	R$ ’000
Residential	2,874,159	2,698,430	938.86	2,706,219	2,079,671	768.48	6.2%	29.8%
Industrial	4,616,519	1,517,529	328.72	4,733,637	1,548,322	327.09	-2.5%	-2.0%
Commercial, services and others	2,260,311	1,507,626	667	2,124,316	1,339,523	630.57	6.4%	12.5%
Rural	884,495	664,428	751.19	928,222	541,205	583.06	-4.7%	22.8%
Public authorities	214,818	190,624	887.37	201,625	144,977	719.04	6.5%	31.5%
Public lighting	263,431	120,576	457.71	287,126	120,307	419	-8.3%	0.2%
Public services	255,403	203,362	796.24	359,448	192,393	535.25	-28.9%	5.7%
Subtotal	11,369,136	6,902,575	607.13	11,340,593	5,966,398	526.11	0.3%	15.7%
Own consumption	6,783	-	-	6,761	-	-	0.3%	-
Retail supply not yet invoiced, net	-	91,649	-	-	61,143	-	-	49.9%
	11,375,919	6,994,224	607.13	11,347,354	6,027,541	526.11	0.3%	16.0%
Wholesale supply to other concession holders (3)	4,410,689	1,042,287	236.31	4,597,695	1,037,053	225.56	-4.1%	0.5%
Wholesale supply not yet invoiced, net	-	93,509	-	-	41,188	-	-	127.0%
Total	15,786,608	8,130,020	503.48	15,945,049	7,105,782	439.41	-1.0%	14.4%

(1)	The calculation of average price does not include revenue from supply not yet billed.
(2)	Information in MWh has not been reviewed by external auditors.
(3)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Consolidated volume of energy sold (GWh): –1.0% YoY GWh

Energy sold to final consumers

Gross revenue from sales to final consumers in 3Q23 was R$ 6,994.2 million, compared to R$ 6,027.5 million in 3Q22, a reduction of 16.0% YoY, in spite of volume being 0.3% higher. The increase mainly reflects inclusion in the calculation base for ICMS tax of the targets for transmission and distribution, as from Decree 45.572/2023, of February 2023.

Wholesale

Revenue from wholesale supply was R$ 1,135.8 million in 3Q23, vs. R$ 1,078.2mn in 3Q22, due to the increase in the associated charges. The growth is linked to the updating of contract values.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	17

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Transmission

	3Q23	3Q22	Change, %
TRANSMISSION REVENUE (R$ ’000)
Operation and maintenance	95,828	105,628	–9.3%
Construction, upgrades and improvement of infrastructure	39,394	100,492	–60.8%
Financial remuneration of transmission contractual assets	115,693	50,300	130.0%
Total	250,915	256,420	–2.1%

Transmission revenue was 2.1% lower, mainly due to the construction revenue component being 60.8% (R$ 61.1 million) lower due to lower realization of investments in upgrades and improvements in the period, the new projects being at initial phase, with disbursements associated with the design and decision stages, which have lower costs. Revenue from financial remuneration of transmission contractual assets, on the other hand, was 130% higher, due to the IPCA inflation index, the basis for remuneration of the contract, being higher: +0.61% in 3Q23, compared to 1,32% negative in 3Q22. Operation and maintenance revenue was 9.3% lower.

Gas

Gross revenue from supply of gas in 3Q23 totaled R$ 989.3 million, compared to R$ 1,218.1 million in 3Q22.

The lower figure results from (i) passthrough of the downward adjustment in average price of gas acquired, in the last 12 months; and (ii) lower volume in the industrial and automotive markets, in contrast to the volume contracted in Free Market supply for thermoelectric generation.

Revenue from Use of Distribution Systems – The TUSD charge

	3Q23	3Q22	Change, %
TUSD (R$ ’000)
Use of the Electricity Distribution System	1,125,693	985,150	14.3%

In 3Q23 revenue from the TUSD – charged to Free Consumers on their distribution of energy – was 14.3% higher than in 3Q22. This reflects (i) volume of energy transported for Free Clients 4.2% higher; (ii) the average tariff charged to Free Clients being 1.6% higher; and (iii) re-inclusion in the basis for calculation of ICMS tax of transmission and distribution charges, as from February 2023.

	3Q23	3Q22	Change, %
POWER TRANSPORTED – MWh
Industrial	5,332,341	5,271,247	1.2%
Commercial	492,018	422,502	16.5%
Rural	11,743	8,961	31.0%
Public services	110,869	620	17,782%
Concession holders	88,198	89,145	–1.1%
Total energy transported	6,035,169	5,792,475	4.2%

Operational costs and expenses

Operational costs and expenses in 3Q23 totaled R$ 7.80 billion, compared to R$ 7.98 billion in 3Q22. The difference mainly reflects: (i) lower expenses on purchase of energy (reduction of R$ 347.2 million) and gas (reduction of R$ 255.3 million), (ii) charges for use of the national grid R$ 181.0 million higher; and (iii) provision for doubtful receivables from clients R$ 128.0 million higher, given the reversal of R$84.8 million in 3Q22, due to a change in methodology which had a reduction effect of R$130.6 million in 3Q22. See more details on costs and expenses in the pages below.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	18

Index

Operational costs and expenses	3Q23	3Q22	Change, %
R$ ’000
Electricity bought for resale	3,778,480	4,125,675	-8.4%
Charges for use of national grid	769,491	588,444	30.8%
Gas purchased for resale	527,146	782,453	-32.6%
Construction cost	1,193,629	1,135,414	5.1%
People	302,927	309,758	-2.2%
Employees’ and managers’ profit shares	43,603	24,518	77.8%
Post-retirement obligations	168,786	163,946	3.0%
Materials	28,478	34,152	-16.6%
Outsourced services	466,584	409,378	14.0%
Depreciation and amortization	316,693	297,607	6.4%
Operating provisions / adjustments	99,522	86,428	15.2%
Impairment – reversal	-45,791	37,182	-223.2%
Provisions (reversals) for client default	43,160	-84,852	-150.9%
Reversal of loss expected from related party	0	-504	-100.0%
Other operational costs and expenses	110,341	68,212	61.8%
Total	7,803,049	7,977,811	-2.2%

Electricity purchased for resale

	3Q23	3Q22	Change, %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	1,569,959	1,853,431	–15.3%
Electricity acquired in Regulated Market auctions	979,149	910,654	7.5%
Distributed generation	551,037	490,163	12.4%
Supply from Itaipu Binacional	323,440	425,463	–24.0%
Physical guarantee quota contracts	219,039	241,655	–9.4%
Individual (‘bilateral’) contracts	128,695	128,054	0.5%
Proinfa	127,894	151,414	–15.5%
Spot market	107,621	195,796	–45.0%
Quotas for Angra I and II nuclear plants	92,000	89,298	3.0%
Credits of PIS, Pasep and Cofins taxes	–320,354	–360,253	–11.1%
	3,778,480	4,125,675	–8.4%

The expense on electricity bought for resale in 3Q23 was R$ 3.78 billion, R$ 347.2 million (8.4%) less than in 3Q22. This arises mainly from the following items:

▪	The costs of energy acquired in the Free Market, which are the Company’s highest cost of purchased energy, at R$ 283.5 million, were 15.3% lower than in 3Q22. To make up a shortfall in conventional and incentive-bearing energy, the amount purchased on the Free Market was higher in 2022. Also the average purchase price was lower in 2023, due to conclusion of contracts in 2022 and start of new contracts at lower prices in 2023.
▪	Expenses on purchase of electricity from Itaipu were R$ 102.0 million (24.0%) lower, mainly because the price for energy from Itaipu was reduced, from U$24.73 to U$20.23/kW, and also because the US dollar exchange rate was 5.5% lower.
▪	Expenses on energy acquired in the Regulated Market were R$ 68.5 million (7.5%) higher than in 3Q22. This reflects the annual adjustments to contracts, by the IPCA inflation index, and entry of a new auction.
COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	19

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▪	Expenses on Distributed Generation were R$ 60.9 million (12.4%) higher, reflecting the increase in the number of distributed generation plants installed, and the higher quantity of energy injected into the grid (1.192 GWh in 3Q23, vs. 758 GWh in 3Q22).

Note that for Cemig D purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

	3Q23	3Q22	Change, %
Cemig D (R$ ’000)
Supply acquired in auctions on the Regulated Market	1,010,691	925,614	9.2%
Distributed generation	551,036	490,163	12.4%
Supply from Itaipu Binacional	323,440	425,463	–24.0%
Physical guarantee quota contracts	219,654	254,182	–13.6%
Individual (‘bilateral’) contracts	128,695	128,054	0.5%
Proinfa	127,894	151,414	–15.5%
Quotas for Angra I and II nuclear plants	92,000	89,298	3.0%
Spot market – CCEE	80,826	184,796	–56.3%
Credits of PIS, Pasep and Cofins taxes	–173,189	–188,486	–8.1%
	2,361,047	2,460,498	–4.0%

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 3Q23 totaled R$ 769.5 million, 30.8% higher year-on-year. The difference primarily reflects entry into operation of Reserve Energy contracts under the Simplified Competitive Procedure (PCS) of 2021, with a consequent increase in the reserve energy charges in the period. This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 3Q23 was R$ 527.1 million, or 32.6% less than in 3Q22. This reflects the reduction in the price of gas acquired for resale.

Outsourced services

The expense on outsourced services was 14.0% higher than in 3Q22. The main factor was an increase of R$ 29.0 million (22.5%) in expenses on maintenance and conservation of facilities and equipment, (mainly, increase in the value of the services contracted, plus a higher volume of preventive maintenance services in 2023, and an increase of R$ 11.5 million (40.7%) in expenses on information technology.

Provisions for client default

The provision for expected losses due to client default in 3Q23 was R$ 43.1 million, compared to R$ 84.8 million reversal in 3Q22, mainly reflecting (i) changes in the measurement of these losses put in place in 3Q22, to be more compatible with actual performance of default by the Company’s clients in practice, and (ii) an increase in settlement of regular debts by clients.

Impairment

On the sale of the small hydroelectric plants and small generation centers (PCHs and CGHs) in the public auction held on August 10, 2023, there was a reversal in 3Q23 of R$ 45.8 million of the provisions made for impairment in 1Q23. On the other hand, a provision of R$ 37.2 million was recognized in 3Q22 for impairment of receivables from the client White Martins.

Post-retirement obligations

The impact of the Company’s post-retirement obligations on operational profit in 3Q23 was an expense of R$ 168.8 million, compared to an expense of R$ 163.9 million in 3Q22.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	20

Index

People

Expense on personnel in 3Q23 was R$ 302.9 million, 2.2% less than in 3Q22, even after the 6.46% increase in salaries under the Collective Work Agreement of November 2022. In part this reflects the number of employees being 2.5% lower in 3Q23.

Cost of personnel R$ million, excluding voluntary severance agreements

Number of employees – by company

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	21

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CONSOLIDATED EBITDA (IFRS and Adjusted)

Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net financial revenue (expenses), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt. (2) The Company adjusts the Ebitda calculated in accordance with CVM Instruction 156/2022, to exclude items which, by their nature, do not contribute to information on the potential for gross cash flow generation since they are extraordinary items.

Consolidated 3Q23 Ebitda
3Q23 Ebitda – R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	338,718	87,658	177,506	475,927	139,339	18,159	1,237,307
Income tax and Social Contribution tax	93,507	15,687	78,275	54,973	69,265	-69,370	242,337
Finance income (expenses)	28,977	36,236	-9,523	99,428	-1,205	60,939	214,852
Depreciation and amortization	80,826	-60	4	205,258	23,769	6,896	316,693
Ebitda (CVM Resolution 156)	542,028	139,521	246,262	835,586	231,168	16,624	2,011,189
Net profit attributed to non-controlling stockholders	-	-	-	-	-599	-	-599
Reversal of impairment of assets – Small Hydro Plants held for sale	-45,791	-	-	-		-	-45,791
Adjusted Ebitda	496,237	139,521	246,262	835,586	230,569	16,624	1,964,799

Consolidated 3Q22 Ebitda
3Q22 Ebitda – R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	12,378	88,740	102,888	506,930	112,814	358,603	1,182,353
Income tax and the Social Contribution tax	64,662	58,301	27,053	175,268	48,991	-164,404	209,871
Finance income (expenses)	46,242	28,656	-6,414	-11,466	-22,043	74,486	109,461
Depreciation and amortization	82,280	1	4	188,247	23,018	4,057	297,607
Ebitda (CVM Resolution 156)	205,562	175,698	123,531	858,979	162,780	272,742	1,799,292
Net profit attributed to non-controlling stockholders	-	-	-	-	-485	-	-485
Gain on disposal of investments	-	-	-	-	-	-504	-504
Reversal of tax provision – social security contributions on profit sharing	-40,648	-37,360	-6,839	-42,433	-	-8,834	-136,114
Increasing tax provision – ‘Anuênio’ indemnity	16,475	15,142	2,772	95,861	-	3,581	133,831
Put option – SAAG	-	-	-	-	-	-34,748	-34,748
Change in client default provision	-	-	-	-130,569	-	-	-130,569
Impairment	-	-	37,182	-	-	-	37,182
Gain from agreement between FIP Melbourne and AGPar	-	-	-	-	-	-132,821	-132,821
Adjusted Ebitda	181,389	153,480	156,646	781,838	162,295	99,416	1,535,064

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	22

Index

Ebitda of Cemig D

	3Q23	3Q22	Change, %
Cemig D Ebitda – R$ ’000
Net profit for the period	475,927	506,928	-6.1%
Income tax and Social Contribution tax	54,973	175,269	-68.6%
Net finance revenue (expense)	99,429	-11,465	-
Amortization	205,259	188,247	9.0%
= Ebitda (1)	835,588	858,979	-2.7%
Reversal of tax provision – social security contributions on profit sharing	-	-42,433	-
Tax provisions – Anuênio indemnity	-	95,861	-
Change in client default estimation method	-	-130,569	-
= Adjusted Ebitda (2)	835,588	781,838	6.9%

Cemig D posted Ebitda of R$ 835.6 million, 6.9% more than the adjusted Ebitda of 3Q22. The main effects on Ebitda in the quarter were:

▪	Total volume of energy distributed 1.0% higher YoY (comprising distribution to the captive market 2.2% lower, and distribution to the Free Market 4.2% higher).
▪	The average tariff increase of 13.3% at the end of May 2023, with full effect in this period.
▪	Performance better than the regulatory parameters:
o	Energy losses, at 10.57%, lower than the regulatory threshold (11.00%), and better than in 3Q22.
o	In 9M23 Opex was 4.7% lower than the regulatory level – and
o	Ebitda was 7.6% higher than the regulatory level.
▪	Higher provision for non-payment by clients: R$ 41.1 million in 3Q23, vs. a reversal of R$ 82.2 million in 3Q22 – the 2022 figure reflected a change in the method of calculation, to give a more faithful estimate of expected losses, by increasing the period for 100% write-off of client receivables from 12 to 24 months. The effect of the change in method in 3Q22 was R$ 130.6 million.
▪	New Replacement Value (Valor Novo de Reposição – VNR) R$ 59.9 million higher: R$ 49.6 million in 3Q23, and R$ 10.3 million in 3Q22
▪	The total of Other expenses was R$ 29.7 million higher, mainly due to a higher expense on de-activation of assets, and regulatory compensations paid to clients.

Other non-recurring effects in 3Q22

▪	Reversal, of R$ 42.4 million, of a tax provision related to social security contributions on payment of profit shares.
▪	Recognition of a tax provision of R$ 95.8 million for the legal action disputing charging of the Social Security contribution on ‘Anuênios’ (payments relating to time of service).
COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	23

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Cemig GT – Ebitda

Cemig GT 3Q23 Ebitda
Ebitda (R$ ’000)	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	340,291	85,786	86,237	-22,300	490,014
Income tax and Social Contribution tax	93,508	15,023	31,259	-27,154	112,636
Finance income (expenses)	28,977	36,518	-9,524	51,296	107,267
Depreciation and amortization	80,825	-	5	-	80,830
Ebitda as per CVM Resolution 156	543,601	137,327	107,977	1,842	790,747
– Reversal of Impairment of assets Small Hydro Plants held for sale	-45,791	-	-	-	-45,791
Adjusted Ebitda	497,810	137,327	107,977	1,842	744,956

Cemig GT 3Q22 Ebitda
Ebitda (R$ ’000)	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	12,954	83,332	-61,807	216,763	251,242
Income tax and Social Contribution tax	64,662	55,555	-57,791	-41,878	20,548
Finance income (expenses)	46,242	29,014	-6,414	78,233	147,075
Depreciation and amortization	82,283	-	5	-	82,288
Ebitda as per CVM Resolution 156	206,141	167,901	-126,007	253,118	501,153
Reversal of tax provision - social security contributions on profit sharing	-28,874	-29,494	-5,068	-4,016	-67,451
+ Impairment	-	-	37,182	-	37,182
+ Tax provisions – ‘Anuênio’ indemnity	13,503	13,793	2,370	1,878	31,544
- Put option – SAAG	-	-	-	-34,748	-34,748
– Gain from agreement between FIP Melbourne and AGPar	-	-	-	-132,821	-132,821
Adjusted Ebitda	190,770	152,200	-91,523	83,411	334,859

The Ebitda of Cemig GT in 3Q23 was R$ 790.7 million, 57.8% higher than in 3Q22. Adjusted Ebitda was 122.5% higher, YoY. Factors in the higher Ebitda include:

▪	Higher profit from trading of energy, as a result of (i) the Company’s successful strategy (sale at moments of higher price, providing a higher margin); and (ii) continuing transfer of contracts to the holding company – in this quarter there was migration of contracts with higher price.
▪	Higher revenue from updating of (i) the amount of the Concession Grant Fee (+R$ 25.4 million), and (ii) financial remuneration of transmission contractual assets (+R$ 72.7 million), mainly reflecting the higher IPCA inflation index: +0.61% in 3Q23, and negative (–1.32%) in 3Q22; while (iii) the margin on transmission construction was lower (–R$ 19.2 million) reducing transmission revenue, due to a lower volume of investment executed in the quarter.
▪	Reversal of a provision of R$ 45.8 million for impairment of the Small Hydro Plants held for sale, after the successful sale of these assets in the auction held in 3Q23.
▪	Lower equity income (share of gain/loss in non-consolidated investees), at R$ 12.3 million in 3Q23, compared to R$ 175.1 million in 3Q22. The major positive effect in 3Q22 was R$ 132.8 million related to the payment made by AGPar to FIP Melbourne (holder of an interest in Santo Antônio), under the agreement resulting from a successful arbitration.

Other effects in 3Q22:

▪	Reversal in 3Q22 of R$ 14.7 million relating to the SAAG put option, reflecting the adjustment of R$ 34.7 to liabilities after the agreement with AGPar.
▪	Provision of R$ 37 million for impairment, to take account of challenge by a client of an amount charged.
COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	24

Index

▪	Reversal, of R$ 67.4 million, of a tax provision related to social security contributions on payment of profit shares.
▪	Tax provision of R$ 31.5 million for the legal action on application of Social Security contributions to ‘anuênio’ (time of service) indemnity payments.

Finance income and expenses

	3Q23	3Q22	Change, %
(R$ ’000)
Finance income	345,678	411,748	–16.0%
Finance expenses	–560,530	–521,209	–7.5%
Finance income (expenses)	–214,852	–109,461	–96.3%

For 3Q23 Cemig reports Net financial expenses of R$ 214.8 million, compared to Net financial expenses of R$ 109.5 million in 3Q22. This mainly reflects the following factors:

▪	Costs of loans and debentures R$ 45.7 million higher than in 3Q22, reflecting an increase of approximately 7% in gross debt,
▪	Higher net monetary updating loans and debentures: an expense of R$ 26.8 million in 3Q23, compared to a gain (revenue) of R$ 10.2 million in 3Q22. This is mainly due to the difference in levels of the IPCA inflation index (the main indexor used for updating the Company’s debts) between the two periods – it was 1.32% negative in 3Q22, but 0.61% positive in 3Q23.
▪	Monetary updating on the balances of CVA and Other financial components in tariff increases: an expense of R$ 11.0 million in 3Q23, compared to a gain (revenue) of R$ 38.2 million in 3Q22. This is due to a lower amount of CVA items being ratified in the 2023 tariff increase process than in 2022.
▪	In 3Q23 the US dollar appreciated by 3.9% against the Real, compared to appreciation of 3.2% in 3Q22, generating an expense of R$ 142.5 million in 3Q23, compared to an expense of R$ 168.6 million in 3Q22.
▪	The fair value of the financial instrument contracted to protect risks related to the Eurobonds increased by R$ 102.4 million in 3Q23. This compares to recognition of an increase of R$ 100.1 million in 3Q22 – reflecting a rise in the yield curve compared to expectation of an increase in the Real/US$ exchange rate.

Eurobonds – Effect in the quarter (R$ ’000)

	3Q23	3Q22
Effect of FX variation on the debt	–142,451	–168,600
Effect of the hedge	102,428	100,087
Net effect in Financial income (expenses)	–40,023	–68,513

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	25

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Net profit

Cemig reports net profit of R$ 1,237 million in 3Q23, compared to net profit of R$ 1,182 million in 3Q22.

Adjusted net profit in 3Q23 was R$ 1,233 million, compared to R$ 1,028 million in 2Q22.

Factors in this result principally include:

▪	A higher result from trading in energy by Cemig GT and the holding company of approximately 40%, resulting from (i) a differentiated strategy, and (ii) higher margin.
▪	Total energy distributed by Cemig D 1.0% higher, and an improved results in Costs, Ebitda and energy losses compared to the regulatory threshold.
▪	Profit of Gasmig 24% higher than in 3Q22, due to higher volume contracted, and higher margin.
▪	Reversal of the impairment posted for the Small Hydro Plants (PCHs) held for sale, after the successful auction of these assets – contributing a positive effect of R$ 29.3 million to net profit.
▪	Equity income (gain/loss in equity value of non-controlled subsidiaries) was R$ 176.6 million lower, reflecting the positive effect in 3Q22 of R$ 132.8 million from the payment by AGPar to FIP Melbourne (holder of an interest in Santo Antônio) relating to the successful arbitration judgment.
▪	The agreement between AGPar and FIP Melbourne had a further effect of R$ 23 million on the profit for 3Q22, via the SAAG put option.
▪	Combined negative effect of R$ 26.4 million on the debt in US dollars and the hedge instrument, in 3Q23, which compares with a negative effect of R$ 45.2 million in 3Q22.

Other effects in the prior year (3Q22)

▪	Adjustment of the method for calculating the default provision, to better reflect the estimate of expected losses, with positive effect of R$ 86 million on net profit.
▪	Positive effect of R$ 90 million from reversal of tax provisions due to cancellation of notices of infringement of Social Security liabilities on profit shares, with the chances of loss being adjusted from ‘probable’ to ‘possible’.
▪	The contingency for Social Security liability for anuênio (time of service) indemnity payments was reclassified, with a negative impact of R$ 88 million.
▪	Impairment provision relating to a challenge by a client of an amount charged, with negative effect of R$ 25 million net profit.
COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	26

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Equity income (gain/loss in non-consolidated investees)

	3Q23	3Q22	Change R$ ’000
EQUITY INCOME (R$ ’000) *
Taesa	58,196	63,986	–5,790
Aliança Geração	33,621	28,819	4,802
Paracambi	3,942	4,756	–814
Hidrelétrica Pipoca	3,006	4,663	–1,657
Hidrelétrica Cachoeirão	2,906	4,016	–1,110
Guanhães Energia	2,291	721	1,570
Cemig Sim (Equity holdings)	993	9,006	–8,013
FIP Melbourne (Santo Antônio plant)	0	142,133	–142,133
Baguari Energia	0	7,564	–7,564
Retiro Baixo	0	3797	-3,797
Belo Monte (Aliança Norte and Amazônia Energia)	–34,039	–21,937	–12,102
Other	0	20	–20
Total	70,916	247,544	–176,628

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	27

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Investments

Cemig invested a total of R$ 3.3 billion in the first 9 months of 2023 – 48.6% more than in 9M22. The investment realized in 3Q23 was R$ 1.6 billion.

Works on the Boa Esperança and Jusante solar generation plants are 80% complete – underlining Cemig’s intention to expand generation capacity from renewable sources.

Gasmig’s Centro-Oeste project is scheduled to invest R$ 780 million in construction of 300 km of pipeline network. R$ 207 million had been invested by September 2023.

Execution of the largest investment program in Cemig’s history will modernize and improve reliability of Cemig’s electricity system, as part of its strategic plan of focusing on Minas Gerais and its core businesses, providing ever-improving service to the client.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	28

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Debt

CONSOLIDATED (R$ ’000)	Sep. 2023	Dec. 2022	Change, %
Gross debt	12,105,914	10,579,498	14.4%
Cash and equivalents + Securities	4,168,072	3,318,838	25.6%
Net debt	7,937,842	7,260,660	9.3%
Debt in foreign currency	3,911,139	3,959,805	–1.2%

CEMIG GT – R$ ’000	Sep. 2023	Dec. 2022	Change, %
Gross debt	4,954,690	4,959,066	-0.1%
Cash and equivalents + Securities	1,736,389	1,650,444	5.2%
Net debt	3,218,301	3,308,622	–2.7%
Debt in foreign currency	3,911,139	3,959,805	–1.2%

CEMIG D (R$ ’000)	Sep. 2023	Dec. 2022	Change, %
Gross debt	6,099,168	4,575,998	33.3%
Cash and equivalents + Securities	1,231,156	721,469	70.6%
Net debt	4,868,012	3,854,529	26.3%
Debt in foreign currency	0	0	–

Debt amortization timetable R$ mn

In 9M23 Cemig amortized debt of R$ 719.8 million, of which R$ 699.8 million in Cemig D – which in June completed its 9th debenture issue, for R$ 2 billion. This issue pays the CDI rate +2.05%, with settlement in two installments, 50% in May 2025 and 50% in May 2026.

	3Q23	2023
DEBT AMORTIZED – R$ ’000
Cemig GT	0	0
Cemig D	135,509	699,848
Other	20,000	20,000
Total	155,509	719,848

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	29

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Covenants – Eurobonds

Last 12 months	Sep. 2023		2022
R$ mn	GT	H	GT	H
net income (loss)	1,990	5,287	2,085	4,094
financial results net	179	351	477	1,567
income tax and social contribution	446	1,148	118	26
depreciation and amortization	324	1,235	328	1,182
minority interest result	-178	-367	-519	-843
provisions for the variation in value of put option obligations	18	18	36	36
non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	-106	-225	119	83
any non-cash expenses and non-cash charges, to the extent that they are nonrecurring	1	2	-35	830
any non-cash credits and gains increasing net income, to the extent that they are non-recurring	0	-128	0	-209
non-cash revenues related to transmission and generation indemnification	-521	-529	-561	-575
cash dividends received from minority investments (as measured in the statement of cash flows)	170	506	258	708
monetary updating of concession grant fees	-429	-429	-467	-467
cash inflows related to concession grant fees	329	329	309	309
cash inflows related to transmission revenue for cost of capital coverage	705	713	601	607
Covenant EBITDA	2,928	7,911	2,749	7,348

Last 12 months	Sep. 2023		2022
Last 12 months - R$ mn	GT	H	GT	H
consolidated Indebtedness	4,955	12,106	4,959	10,579
Derivative financial instruments	-337	-337	-612	-612
Debt contracts with Forluz	150	664	181	799
The carrying liability of any put option obligation	0	0	720	720
Consolidated cash and cash equivalents and consolidated marketable securities recorded as current assets.	-1,736	-4,168	-1,650	-3,319
Covenant Net Debt	3,032	8,265	3,598	8,167

Covenant Net Debt to Covenant EBITDA Ratio	1.04	1.04	1.31	1.11
Limit Covenant Net Debt to Covenant EBITDA Ratio	2.50	3.00	2.50	3.00
Total Secured Debt (R$ mn)	-	0	-	74
Total Secured Debt to Covenant EBITDA Ratio	-	0.00	-	0.01
Limit Covenant Net Debt to Covenant EBITDA Ratio	-	1.75	-	1.75

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	30

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Cemig’s long-term ratings

Cemig’s ratings have improved significantly in recent years, and are currently at their highest-ever level.

In 2021 the three principal rating agencies upgraded their ratings for Cemig.

In April 2022, Moody’s again upgraded its rating for Cemig, this time by one notch. Details in this table:

Fitch

FitchRatings

	Investment grade										Speculative grade							
	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC	CC
2009					Nacional													
2018							Nacional								Bond (Global)			
2023		Nacional										Bond (Global)						

S&P

S&P Global Ratings

	Investment grade										Speculative grade							
	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC
2009				Nacional								Global						
2018					Nacional										Bond (Global)			
2023		Nacional											Bond (Global)					

Moodys

Moody's

	Investment grade										Speculative grade							
	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2
2009			Nacional								Global							
2018									Nacional					Global				
2023			Nacional									Global						

Nacional | Global

AA+
FitchRatings
AA
Moody's
AA+
S&P Global Ratings

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	31

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ESG – Report on performance

Cemig highlights

▪	The new Carmo do Rio Claro 2 substation started operation, an investment of R$ 53 million, providing energy availability and quality to 61,000 people in the Southeastern region of Minas Gerais. A total of 12 substations have been inaugurated this year.
▪	Cemig has now registered more than 1 million clients to receive their electricity bills by email, helping reduce urban solid waste.
▪	Cemig intensifies its efforts against theft of energy, with its “Moralizing Irregular Consumption” project, which emphasizes the legal consequences of such actions, and the importance of ethical and moral consumption of resources.

Environment

▪	Cemig has signed a contract for supply of clean renewable energy with Sigma Lithium, a net-zero producer of pre-chemical lithium concentrate. This was an agreement in the Free Market, and will contribute to economic development and job creation in the Vale do Jequitinhonha region.
▪	The possibility of producing food and electricity at the same location will become a reality with Brazil’s first agrivoltaic project, a partnership between Cemig, the Minas Gerais Farming Research Company (Epamig), and the Telecommunications Research and Development Center (CPQD). This will be an investment of R$ 10.5 million, with research over 30 months.

Social

Cemig runs various programs with the communities living or working around its operations:

▪	Cemig’s Proximidade (Proximity) Program explains the operating and security procedures of its hydroelectric plants to the population, and also provides information on the meteorological and hydrological situation of the related river basins. Events were held in this quarter at the Rosal and Queimado hydroelectric plants.
▪	The Vamos Program aims to raise awareness on safety, and mobilization of the population in the event of emergencies. It holds meetings with civil defense bodies, including training on simulation of evacuations of hydroelectric dam areas in the event of significant damage.
▪	The Environmental Education Program of the Nova Ponte hydroelectric Plant held two events at schools in municipalities (Nova Ponte and Santa Juliana) around its reservoirs, and at the local primary school near the Poço Fundo Small Hydro Plant, exploring concepts related to nearby natural and cultural heritage.
▪	The Participatory Management Program for the area surrounding the Theodomiro Carneiro Santiago hydroelectric plant held three meetings of its Management Committee Working Group.
▪	At the Salto Grande hydroelectric plant the Environmental Education Program and the Participatory Management Program held meetings with communities local to the plant (Braúnas, Dores de Guanhães, Ferros and Joanésia).
▪	In Madre de Deus de Minas they gave a presentation on preservation of springs, and discarding of weedkiller packaging, since selective public collection has started only recently in the area.
▪	The Environmental Education Program of the Itutinga plant held training for secondary school pupils on the theme of Soil and Water Conservation.
▪	In 3Q23 the Participatory Management Programs at the Ervália and São Bernardo Small Hydro Plants provided training for students on solid wastes.
▪	The Participatory Management Program for the Joasal, Piau and Marmelos generating plants held a meeting to present the status of their activities and decide on a new plan of action for the areas surrounding these plants.

Governance

▪	The Public Attorneys of Minas Gerais terminated the Inquiry investigating allegations made about Cemig in the Inquiry held by the Minas Gerais state legislature. The decision determined that all the acts of Cemig management were regular and in harmony with satisfaction of the public interest.
▪	The Instruction on Management of Solid Wastes was updated, aiming to optimize procedures for packaging, transport, storage and environmentally appropriate disposal of wastes produced.
COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	32

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Cemig present in the leading sustainability indices

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	33

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Performance of our shares

Security	Sep. 2023	2022	Change, %
Our share prices (2)
CMIG4 (PN) at the close (R$/share)	12.41	10.52	17.9%
CMIG3 (ON) at the close (R$/share)	19.10	15.55	22.8%
CIG (ADR for PN shares), at close (US$/share)	2.42	1.9	27.2%
CIG.C (ADR for ON shares) at close (US$/share)	3.95	3.12	26.6%
XCMIG (Cemig PN shares on Latibex), close (€/share)	2.34	1.81	29.3%
Average daily volume
CMIG4 (PN) (R$ mn)	119.52	120.66	–0.9%
CMIG3 (ON) (R$ mn)	6.53	9.36	–30.2%
CIG (ADR for PN shares) (US$ mn)	9.52	14.99	–36.5%
CIG.C (ADR for ON shares) (US$ mn)	0.18	0.25	–26.4%
Indices
IEE	85443	78679	8.6%
IBOV	116,565	109,735	6.2%
DJIA	33,508	33,147	1.1%
Indicators
Market valuation at end of period, (R$ mn)	32,231	28,200	14.3%
Enterprise value (EV) (1) (R$ mn)	40,342	34,805	15.9%
Dividend yield of CMIG4 (PN) (3) (%)	8.91	12.22	–3.31 p.p
Dividend yield of CMIG3 (ON) (%) (3)	5.79	8.43	–2.64 p.p
(1) EV = Market valuation (R$/share x number of shares) plus consolidated Net debt.
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last four quarters) / (Share price at end of period).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	34

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Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the third most liquid in Brazil’s electricity sector, and among the most traded in the Brazilian equity market.

Trading volume of ADRs for Cemig’s preferred shares (CIG) on the New York Stock Exchange in 9M23 totaled US$ 1,781 million.

We see this as reflecting recognition by the investor market – and maintaining Cemig’s position as a global investment option.

The benchmark Ibovespa index of the São Paulo Stock Exchange rose 6.22% in the period, while Cemig’s shares performed better:

In São Paulo, Cemig preferred (PN) shares rose 17.92%, and the common (ON) shares rose 22.8%.

In New York, the ADRs of Cemig preferred shares rose 27.15%, and the ADRs for the common shares rose 26.6%.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	35

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Cemig’s generation plants

Power Plant	Company	Cemig Installed Capacity (MW)	Cemig Assured Energy (MW)	Expiration of Concession	Type of plant	Cemig's Stake
Emborcação	CEMIG GT	1,192	475	May-27	Hydroelectric	100.00%
Nova Ponte	CEMIG GT	510	257	Aug-27	Hydroelectric	100.00%
Três Marias	CEMIG GT	396	227	Jan-53	Hydroelectric	100.00%
Irapé	CEMIG GT	399	198	Sep-37	Hydroelectric	100.00%
Salto Grande	CEMIG GT	102	74	Jan-53	Hydroelectric	100.00%
Sá Carvalho	Sá Carvalho S.A	78	54	Aug-26	Hydroelectric	100.00%
Rosal	Rosal Energia S. A	55	28	Dec-35	Hydroelectric	100.00%
Itutinga	CEMIG G. ITUTINGA	52	27	Jan-53	Hydroelectric	100.00%
Camargos	CEMIG G. CAMARGOS	46	22	Jan-53	Hydroelectric	100.00%
Volta do Rio	CEMIG GT	42	18	Dec-31	Wind Farm	100.00%
Poço Fundo	CEMIG GT	30	17	May-52	Hydroelectric	100.00%
Pai Joaquim	CEMIG PCH S.A	23	14	Oct-32	Hydroelectric	100.00%
Piau	CEMIG G. SUL	18	14	Jan-53	Hydroelectric	100.00%
Praias de Parajuru	CEMIG GT	29	8	Sep-32	Wind Farm	100.00%
Salto Voltão	Horizontes Energia	8	7	Jun-33	Hydroelectric	100.00%
Gafanhoto	CEMIG G. OESTE	14	7	Jan-53	Hydroelectric	100.00%
Peti	CEMIG G. LESTE	9	6	Jan-53	Hydroelectric	100.00%
Joasal	CEMIG G. SUL	8	5	Jan-53	Hydroelectric	100.00%
Queimado	CEMIG GT	87	53	Jul-34	Hydroelectric	82.50%
Belo Monte	Norte	1,313	534	Jul-46	Hydroelectric	11.69%
Aimorés	ALIANÇA	149	78	Nov-39	Hydroelectric	45.00%
Amador Aguiar I (Capim Branco I)	ALIANÇA	94	58	Nov-42	Hydroelectric	39.31%
Amador Aguiar II (Capim Branco II)	ALIANÇA	83	49	Aug-36	Hydroelectric	39.31%
Funil	ALIANÇA	81	36	May-40	Hydroelectric	45.00%
Igarapava	ALIANÇA	50	30	Sep-31	Hydroelectric	23.69%
Porto Estrela	ALIANÇA	34	18	Jun-35	Hydroelectric	30.00%
Candonga	ALIANÇA	32	14	Dec-38	Hydroelectric	22.50%
Gravier	ALIANÇA	32	13	Aug-55	Wind Farm	45.00%
Santo Inácio III	ALIANÇA	13	6	Jun-46	Wind Farm	45.00%
São Raimundo	ALIANÇA	10	5	Jun-46	Wind Farm	45.00%
Santo Inácio IV	ALIANÇA	10	5	Jun-46	Wind Farm	45.00%
Garrote	ALIANÇA	10	5	Jun-46	Wind Farm	45.00%
Retiro Baixo	Retiro Baixo Energética	42	17	Mar-47	Hydroelectric	49.90%
Paracambi	Lightger	12	10	Jan-34	Hydroelectric	49.00%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Sep-33	Hydroelectric	49.00%
Pipoca	Hidrelétrica Pipoca	10	6	Dec-34	Hydroelectric	49.00%
Others		132	60
Total		5,218	2,462
Cemig Sim (MWp)		29	-		Photovoltaic	49.00%
Cemig Sim (MWp)		23	-		Photovoltaic	100.00%
Total		5,270	2,462

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	36

Index

RAP: July 2023–June 2024 cycle

The RAP of Cemig has been increased by 23.5%, as from July, incorporating the effects of (i) inflation in the period, (ii) strengthening and improvement of the network, and (iii) a significant increase in the amount allocated by Aneel for reimbursement of the value of National Grid assets (second table, below).

ANEEL RATIFYING RESOLUTION (REH) 3216/2023 (2023–2024 cycle)
Company	RAP (R$ ’000)	% Cemig	Cemig (R$ ’000)	Expiration
Cemig	1,143,036	100.00%	1,143,036
Cemig GT	1,045,366	100.00%	1,045,366	Dec. 2042
Cemig Itajubá	59,266	100.00%	59,266	Oct. 2030
Centroeste	29,268	100.00%	29,268	Mar. 2035
Sete Lagoas	9,136	100.00%	9,136	Jun. 2041
Taesa	4,052,200	21.68%	878,517
TOTAL RAP			2,021,553

* RAP including amounts of the Adjustment Portion.

REIMBURSEMENT FOR ASSETS – NATIONAL GRID**
R$ ’000 – per cycle	2020–2021	2021–2022	2022–2023	2023–2024	From 2024-2025 to 2027-2028
Economic	144,547	144,547	144,547	144,375	28,514
Financial	332,489	88,662	129,953	275,556	275,556
TOTAL	477,036	233,209	274,499	419,931	304,070

** The figures for indemnity of National Grid components are included in the RAP of Cemig (first table).

Note: Cemig currently has Aneel approvals (REAs) for additional large-scale Upgrading and Improvements, with total capex of R$ 663 million.

Expected start of operation	Capex (R$ mil)	RAP (R$ mil)
2023	301,917	44,248
2024	204,148	30,359
2025	277,664	43,943
2026	156,556	23,798
Total	940,285	142,349

Regulatory Transmission revenue – 3Q23

Regulatory Transmission revenue – 3Q23
R$ ’000	GT	Centroeste	Sete Lagoas
REVENUE	403,486	7,192	2,548
Transmission operations revenue	403,486	7,192	2,548
Taxes on revenue	-33,329	-263	-235
PIS and Pasep taxes	-5,943	-47	-42
Cofins tax	-27,377	-216	-193
ISS tax	-9	-	-
Sector charges	-85,935	-242	-222
Research and Development (R&D)	-2,877	-67	-21
Global Reversion Reserve (RGR)	0	-148	-192
Energy Development Account (CDE)	-65,883	-	-
Electricity Services Inspection Charge (TFSEE)	-1114	-27	-9
Other charges	-16,061	-	-
Net revenue	284,222	6,687	2,091

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	37

Index

Complementary information

Cemig D

CEMIG D Market
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D2	TUSD PICK[3]
3Q21	6,098	5,592	11,689	35.5
4Q21	6,116	5,629	11,746	35.2
1Q22	6,013	5,612	11,626	36.1
2Q22	5,738	5,397	11,136	36.2
3Q22	6,050	5,853	11,904	36.7
4Q22	5,942	5,790	11,733	34.7
1Q23	5,723	5,566	11,289	38.0
2Q23	5,949	6,058	12,007	38.5
3Q23	5,812	6,028	11,840	39.2
1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients ("Portion A")
2. Total electricity distributed
3. Sum of the demand on which the TUSD is invoiced, according to demand contracted ("Portion B").

Cemig D	3Q23	2Q23	3Q22	chg. %	chg. %
Operating Revenues (R$ million)				3Q/2Q	3Q/3Q
Revenue from supply of energy	5,490	5,098	4,500	7.7%	22.0%
Reimbursement of PIS/Pasep and Cofins credits to customers	312	562	706	-44.4%	-55.8%
Revenue from Use of Distribution Systems (the TUSD charge)	1,134	1,126	991	0.7%	14.4%
CVA and Other financial components in tariff adjustment	80	-165	-396	-	-
Construction revenue	1,030	860	1,050	19.8%	-1.9%
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (VNR)	50	47	-10	5.5%	-
Others	532	525	963	1.3%	-44.8%
Subtotal	8,628	8,052	7,804	7.15%	10.6%
Deductions	2,633	2,503	2,063	5.2%	27.6%
Net Revenues	5,995	5,549	5,741	8.0%	4.4%

	3Q23	2Q23	3Q22	chg. %	chg. %
Cemig D - Expenses (R$ million)				3Q/2Q	3Q/3Q
Personnel	204	217	208	-6.0%	-1.9%
Employees' and managers' profit sharing	27	26	11	3.8%	145.5%
Forluz – Post-retirement obligations	112	106	110	5.7%	1.8%
Materials	21	25	28	-16.0%	-25.0%
Outsourced services	389	377	338	3.2%	15.1%
Amortization	204	197	188	3.6%	8.5%
Operating provisions	117	106	3	10.4%	3800.0%
Charges for Use of Basic Transmission Network	809	733	617	10.4%	31.1%
Energy purchased for resale	2,361	2,306	2,460	2.4%	-4.0%
Construction Cost	1,030	860	1,050	19.8%	-1.9%
Other Expenses	90	106	57	-15.1%	57.9%
Total	5,364	5,059	5,070	6.0%	5.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	38

Index

Cemig D	3Q23	2Q23	3Q22	chg. %	chg. %
Statement of Results				3Q/2Q	3Q/3Q
Net Revenue	5,995	5,549	5,741	8.0%	4.4%
Operating Expenses	5,364	5,058	5,070	6.0%	5.8%
EBIT	631	491	671	28.4%	-6.0%
EBITDA	835	689	859	21.1%	-2.8%
Financial Result	-99	12	11	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-56	-138	-175	-59.4%	-68.0%
Net Income	476	365	507	30.2%	-6.2%

Cemig GT

Cemig GT - Operating Revenues	3Q23	2Q23	3Q22	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Sales to end consumers	979	1,008	1,319	-2.9%	-25.8%
Supply	548	521	552	5.2%	-0.7%
Revenues from Trans. Network	198	182	191	8.8%	3.7%
Gain on monetary updating of Concession Grant Fee	85	94	60	-9.6%	41.7%
Transactions in the CCEE	0	9	96	-	-
Construction revenue	36	68	100	-47.1%	-64.0%
Financial remuneration of transmission contractual assets	114	105	42	8.6%	171.4%
Others	59	51	47	15.7%	25.5%
Subtotal	2,019	2,038	2,407	-0.9%	-16.1%
Deductions	398	406	488	-2.0%	-18.4%
Net Revenues	1,621	1,632	1,919	-0.7%	-15.5%

Cemig GT - Operating Expenses	3Q23	2Q23	3Q22	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Personnel	77	80	78	-3.8%	-1.3%
Employees' and managers' profit sharing	10	9	9	11.1%	11.1%
Forluz – Post-retirement obligations	36	33	35	9.1%	2.9%
Materials	6	5	6	20.0%	0.0%
Outsourced services	60	64	57	-6.3%	5.3%
Depreciation and Amortization	81	80	82	1.3%	-1.2%
Operating provisions	13	13	-18	0.0%	-172.2%
Charges for Use of Basic Transmission Network	70	64	64	9.4%	9.4%
Energy purchased for resale	574	683	1255	-16.0%	-54.3%
Construction Cost	27	47	72	-42.6%	-62.5%
Impairment	-46	0	37	-	-
SAAG - Put option	0	25	-14	-
Other Expenses	15	5	11	200.0%	36.4%
Total	923	1,108	1,674	-16.7%	-44.9%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	39

Index

Cemig GT - Statement of Results	3Q23	2Q23	3Q22	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Net Revenue	1,621	1,632	1,919	-0.7%	-15.5%
Operating Expenses	923	1,108	1,674	-16.7%	-44.9%
EBIT	698	524	245	33.2%	184.9%
Equity gain in subsidiaries	12	25	175	-52.0%	-93.1%
EBITDA	791	629	501	25.8%	57.9%
Financial Result	-107	14	-147	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-113	-104	-21	-	-
Net Income	490	459	251	6.8%	95.2%

Cemig, Consolidated

Energy Sales	3Q23	2Q23	3Q22	chg. %	chg. %
(in GWh)				3Q/2Q	3Q/3Q
Residential	2,874	2,944	2,706	-2.4%	6.2%
Industrial	4,617	4,595	4,734	0.5%	-2.5%
Commercial	2,260	2,424	2,124	-6.8%	6.4%
Rural	884	805	928	9.8%	-4.7%
Others	734	761	848	-3.5%	-13.4%
Subtotal	11,369	11,529	11,340	-1.4%	0.3%
Own Consumption	7	7	7	0.0%	0.0%
Supply	4,411	4,137	4,598	6.6%	-4.1%
TOTAL	15,787	15,673	15,945	0.7%	-1.0%

Revenue from supply of electricity	3Q23	2Q23	3Q22	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Residential	2,698	2,532	2,080	6.6%	29.7%
Industrial	1,518	1,475	1,548	2.9%	-1.9%
Commercial	1,508	1,597	1,340	-5.6%	12.5%
Rural	664	539	541	23.2%	22.7%
Others	515	481	457	7.1%	12.7%
Subtotal	6,903	6,624	5,966	4.2%	15.7%
Unbilled supply	91	-48	61	-289.6%	49.2%
Supply	1136	952	1079	19.3%	5.3%
TOTAL	8,130	7,528	7,106	8.0%	14.4%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	40

Index

Operating Revenues - consolidated	3Q23	2Q23	3Q22	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Sales to end consumers	6,994	6,576	6,027	6.4%	16.0%
Supply	1,136	952	1,079	19.3%	5.3%
TUSD	1,126	1,118	985	0.7%	14.3%
CVA and Other financial components in tariff adjustment	80	-165	-395	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers	312	562	706	-44.5%	-55.8%
Transmission revenue plus RTP	96	96	106	0.0%	-9.4%
Financial remuneration of transmission contractual assets	115	107	50	7.5%	130.0%
Transactions in the CCEE	36	14	135	157.1%	-73.3%
Gas supply	989	1,074	1,218	-7.9%	-18.8%
Construction revenue	1,204	986	1,163	22.1%	3.5%
Others	729	732	1,059	-0.4%	-31.2%
Subtotal	12,817	12,052	12,133	6.3%	5.6%
Deductions	3,390	3,232	2,910	4.9%	16.5%
Net Revenues	9,427	8,820	9,223	6.9%	2.2%

Operating Expenses - consolidated	3Q23	2Q23	3Q22	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Personnel	303	321	310	-5.6%	-2.3%
Employees’ and managers’ profit sharing	44	37	25	18.9%	76.0%
Forluz – Post-Retirement Employee Benefits	169	158	164	-	3.0%
Materials	28	31	34	-9.7%	-17.6%
Outsourced services	467	456	409	2.4%	14.2%
Energy purchased for resale	3,778	3,468	4,126	8.9%	-8.4%
Depreciation and Amortization	317	303	298	4.6%	6.4%
Operating Provisions	53	132	123	-59.8%	-56.9%
Charges for use of the national grid	769	705	588	9.1%	30.8%
Gas bought for resale	527	572	782	-7.9%	-32.6%
Construction costs	1,194	964	1,135	23.9%	5.2%
Expected credit losses of accounts receivable	43	21	-84	-	-
Other Expenses	111	145	68	-23.4%	63.2%
Total	7,803	7,313	7,978	6.70%	-2.19%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	41

Index

Financial Result Breakdown	3Q23	2Q23	3Q22	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
FINANCE INCOME
Income from cash investments	121	106	144	14.2%	-16.0%
Arrears fees on sale of energy	67	80	74	-16.3%	-9.5%
Monetary variations – CVA	0	65	38	-100.0%	-100.0%
Monetary updating on Court escrow deposits	23	22	23	4.5%	0.0%
Pasep and Cofins charged on finance income	-49	-49	-37	-	32.4%
Gains on financial instruments - Swap	102	0	100	-	2.0%
Exchange	0	197	10	-100.0%	-100.0%
Others	81	91	60	-11.0%	35.0%
	345	512	412	-32.6%	-16.3%

FINANCE EXPENSES
Costs of loans and financings	279	233	234	19.7%	19.2%
Foreign exchange variations	143	0	169	-	-15.4%
Monetary updating – loans and financings	26	22	0	18.2%	-
Charges and monetary updating on post-retirement obligation	3	6	4	-50.0%	-25.0%
Negative effect on financial instruments - Hedge	0	150	0	-100.0%	-
Monetary updating on PIS/Pasep and Cofins taxes credits	26	16	49	62.5%	-46.9%
Others
	560	472	521	-	7.5%

NET FINANCE INCOME (EXPENSES)	-215	40	-109	-	-

Statement of Results	3Q23	2Q23	3Q22	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Net Revenue	9,427	8,820	9,223	6.9%	2.2%
Operating Expenses	7,803	7,313	7,978	6.7%	-2.2%
EBIT	1,624	1,507	1,245	7.8%	30.4%
Equity gain (loss) in subsidiaries	71	69	247	2.9%	-71.3%
Result of business combination	0	0	8	-	-
EBITDA	2,011	1,879	1,799	7.0%	11.8%
Financial Result	-215	40	-109	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-242	-370	-210	-	-
Net profit for the period	1,238	1,245	1,182	-0.6%	4.7%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	42

Index

Cash Flow Statement	9M23	9M22
(R$ million)
Cash at beginning of period	1,441	825
Cash generated by operations	4767	5571.04
Net income for the period from going concern operations	3,881	2,687
Tributos compensáveis	869	977
Depreciation and amortization	923	870
CVA and other financial components	63	1368
Equity gain (loss) in subsidiaries	-293	-768.44
Provisions (reversals) for operational losses	407	247
Deferred income and social contribution taxes	223	-808.52
Refund of PIS/Pasep and Cofins credits to consumers	-1569	-1642
Dividends receivable	279	480
Interest paid on loans and financings	-521	-538
Net gain on derivative instruments at fair value through profit or loss	60	302
Interest and monetary variation	-159	-174
Escrow deposits	35	-35
Others	569	2606
Investment activity	-4155	-3169
Securities - Financial Investment	66	-836
Financial assets	30	6
Fixed and Intangible assets/distribution and gas infrastructure	-4251	-2339
Financing activities	304	-1236
Lease payments	-52	-53
Payments of loans and financings	-719	-1136
Interest on Equity, and dividends	-912	-1035
Proceeds from Loans, financings and debentures	1987	988
Cash at end of period	2,356	1,991

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	43

Index

	9M23	9M22
BALANCE SHEETS - ASSETS
(R$ million)
CURRENT
Cash and cash equivalents	2,356	1,991
Marketable securities	1,812	2,779
Customers, traders, concession holders and Transport of energy	4,993	4,642
Concession financial assets	835	1,266
Concession contract assets	832	704
Tax offsetable	803	1,500
Income tax and Social Contribution tax recoverable	683	799
Dividends receivable	69	71
Public lighting contribution	240	201
Refund tariff subsidies	196	97
Other credits	692	656
Assets classified as held for sale	408	0
TOTAL CURRENT	13,919	14,706
NON-CURRENT
Securities	0	134
Consumers and traders	45	46
Tax offsetable	1,263	1,672
Income tax and Social Contribution tax recoverable	223	294
Deferred income tax and Social Contribution tax	2,963	3,117
Escrow deposits in legal actions	1,232	1,247
Derivative financial instruments – Swaps	379	744
Accounts receivable from the State of Minas Gerais	13	13
Financial assets of the concession	5,621	4,376
Contractual assets	7,410	6,568
Investments	4,798	5,373
Property, plant and equipment	2,958	2,405
Intangible assets	14,865	13,524
Leasing – rights of use	376	221
Other credits	99	74
TOTAL NON-CURRENT	42,245	39,808

TOTAL ASSETS	56,164	54,514

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	44

Index

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS' EQUITY	9M23	9M22
(R$ million)
CURRENT
Suppliers	2,783	2,740
Regulatory charges	531	540
Profit sharing	121	125
Taxes	547	431
Income tax and Social Contribution tax	78	260
Interest on Equity, and dividends, payable	2102	1945
Loans and financings	1162	1189
Payroll and related charges	247	261
Public Lighting Contribution	384	290
Post-retirement liabilities	374	375
Accounts payable related to energy generated by consumers	608	455
PIS/Pasep and Cofins taxes to be reimbursed to customers	1193	1873
Derivative financial instruments	41	92
Derivative financial instruments - options	0	654
Leasing operations	76	30
Other obligations	469	312

TOTAL CURRENT	10,716	11,572

NON-CURRENT
Regulatory charges	36	67
Loans and financings	10,944	10,180
Income tax and Social Contribution tax	362	364
Deferred Income tax and Social Contribution tax	1018	810
Provisions	2170	2012
Post-retirement liabilities	5325	5984
PASEP / COFINS to be returned to consumers	634	1724
Leasing operations	333	215
Others	193	507
TOTAL NON-CURRENT	21,015	21,863
TOTAL LIABILITIES	31,731	33,435

TOTAL EQUITY
Share capital	11,007	11,007
Capital reserves	2,249	2,250
Profit reserves	10,395	8,408
Equity valuation adjustments	-1,837	-2,218
Profit reserves	2,613	1,627
NON-CONTROLLING INTERESTS	24,427	21,074
Non-Controlling Interests	6	5
TOTAL EQUITY	24,433	21,079
TOTAL LIABILITIES AND EQUITY	56,164	54,514

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	45

Index

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions in this document should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section Risk Factors included in (i) the Reference Form filed with the Brazilian Securities Commission (CVM) and (ii) the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

Financial amounts are in R$ million (R$ mn) unless otherwise stated.

Financial data reflect the adoption of IFRS.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	46

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Investor Relations

+55 31 3506-5024 | ri@cemig.com.br

www.ri.cemig.com.br

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	47

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5.	Notice to the Market dated November 3, 2023 – Clarification about Official Letter 1240/2023-SLS

Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Request for clarification on an atypical fluctuation

On November 1, 2023, the Company received Official Letter CVM B3 1240/2023-SLS, as follows:

B3 Questioning

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Attn.: Mr. Leonardo George de Magalhães

Investor Relations Officer

Ref: Request for clarification on an atypical fluctuation

Dear Sir/Madam,

Given the latest fluctuations in the price of the company’s securities, the number of trades, and the trading volume, as shown below, we hereby request you to inform us, by 11/03/2023, if you are aware of any fact that can justify these fluctuations.

Preferred Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Close	Fluctuation %	# Trades	Amount	Volume (R$)
10/19/2023	11.66	11.61	11.92	11.79	11.78	0.86	14,838	9,541,600	112,451,306.00
10/20/2023	11.71	11.63	11.83	11.78	11.81	0.25	13,751	20,546,400	242,024,918.00
10/23/2023	11.81	11.75	11.99	11.92	11.91	0.85	10,033	6,187,900	73,753,071.00
10/24/2023	12.04	11.85	12.04	11.93	11.93	0.17	10,728	4,901,000	58,459,210.00
10/25/2023	11.93	11.85	11.99	11.90	11.85	-0.67	11,929	5,503,800	65,498,990.00
10/26/2023	11.95	11.90	12.18	12.11	12.16	2.62	12,803	7,682,800	93,026,386.00
10/27/2023	12.21	11.89	12.27	12.02	11.93	-1.89	11,748	6,954,900	83,572,418.00
10/30/2023	11.95	11.73	12.07	11.87	11.77	-1.34	13,865	8,387,800	99,562,691.00
10/31/2023	11.77	11.66	11.84	11.73	11.74	-0.25	9,803	5,916,500	69,406,150.00
11/01/2023*	11.82	11.81	12.35	12.16	12.30	4.77	29,605	23,145,700	281,475,263.00

* Last updated at 5:57 p.m.

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CEMIG’s Answer

Dear Ms. Ana Lucia Pereira,

Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”), in response to the Official Letter 1240/2023-SLS of November 01, 2023, through which you request information on any fact known by the Company about the latest fluctuations recorded in its shares, the increase in the number of trades, and the quantity traded, according to the tables above, clarifies that it is not aware of any fact arising from its activities or business that could cause fluctuations, which has not been properly disclosed by the Company under the specific regulations, especially CVM Resolution 44/2021.

The Company reiterates its commitment to transparency and the best market disclosure practices.

Belo Horizonte, November 03, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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6.	Material Fact dated November 22, 2023 – Conclusion of the sale of the equity interest held in Retiro Baixo Energética

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

Conclusion of the sale of the equity interest held in Retiro Baixo Energética

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, pursuant to CVM Resolution 44/2021, of August 23, 2021, hereby informs to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that, further to the Material Fact disclosed on April 14, 2023, that CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a wholly-owned subsidiary of Cemig, concluded, on this date, the sale of its direct equity interest of 49.9% in the share capital of Retiro Baixo Energética S.A. (“Retiro Baixo”) to Furnas Centrais Elétricas S.A. (“Furnas”).

The transaction totaled R$223.4 million, adjusted for 100% of the CDI from December 31, 2022. Dividends of R$5.9 million received on June 28, 2023 were deducted from this amount, resulting in the net receipt of the closing amount of R$217.5 million.

The sale is in line with the Company’s Strategic Planning, which provides for the divestment of minority interests of Grupo Cemig.

Cemig reaffirms its commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about the developments of the sale, according to the applicable regulation, and in compliance with the restrictions outlined in CVM rules and other applicable laws.

Belo Horizonte, November 22, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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7.	Notice to the Market dated November 22, 2023 – Clarifications about Official Letter 350/2023/CVM/SEP/GEA-1

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Clarifications about Official Letter 350/2023/CVM/SEP/GEA-1

CVM Questioning

Cia. Energética de Minas Gerais - CEMIG

Attn.: Mr. Leonardo George de Magalhães

Investor Relations Officer.

Ref: Request for clarification on a news article

Dear Director,

1.   In response to the news article published by Folha de São Paulo in its Market section, on November 18, 2023, under the headline: “Pacheco articulates the federalization of Cemig to reduce the debt of Minas Gerais", containing the following statements:

The president of the Senate, Rodrigo Pacheco (PSD-MG), articulates a proposal for the federalization of state-owned companies in Minas Gerais, including Cemig (energy), as a way of reducing the state government's debt with the federal government, which is already approaching R$160 billion.

[...]

The topic has already been discussed in two meetings with President Luiz Inácio Lula da Silva (PT). The Minister of Mines and Energy, Alexandre Silveira, a former state senator, is also participating in the negotiations.

According to Pacheco's interlocutors, the president of the Senate should soon present a draft to formalize the proposal to Lula.

2. Because of the above, we request that you clarify whether the news article is true and, if so, explain why you believe it is not a material fact, and comment on other information deemed as important on the matter.

CEMIG’s Answer

In response to Official Letter 350/2023/CVM/SEP/GEA-1, Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”) clarifies that:

The news article published by Folha de São Paulo, on November 18, 2023, under the headline “Pacheco articulates the federalization of Cemig to reduce the debt of Minas Gerais", is an investigation being carried out by the press vehicle itself.

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Cemig is not participating in this process, in any way, and, if ongoing, it is being conducted without the Company’s knowledge as it is unaware of any fact beyond what is being disclosed by the media.

The Company states there is no new information to date, according to CVM Resolution 44/21, that justifies the disclosure of a Material Act or Fact on the matter.

Cemig reiterates its commitment to transparency and the best market disclosure practices.

Belo Horizonte, November 22, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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8.	Notice to the Market dated October 20, 2023 – Clarification about Official Letter 313/2023

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Clarifications about Official Letter 313/2023/CVM/SEP/GEA-1

CVM Questioning

Mr.

Leonardo George de Magalhães

Investor Relations Officer of

CIA ENERGETICA DE MINAS GERAIS - CEMIG

Avenida Barbacena, 1200, 18º Andar/B1

Belo Horizonte - MG

CEP: 30190-131

Email: ri@cemig.com.br

c/c: emissores@b3.com.br

Subject: Request for clarification on the news article

Dear Director,

1. In response to the news article published electronically by Folha de São Paulo in its market section on October 18, 2021, under the headline: "Zema wants to turn Cemig into a private company with no controlling shareholder", with the following statements:

The privatization model proposed by Governor Romeu Zema (Novo) for Cemig (Companhia Energética de Minas Gerais) will leave the company without a controlling shareholder. The idea is to turn the company into a corporation.

The state is expected to act as a reference shareholder with veto power over decisions if it uses the so-called golden share.

The plan was presented by Zema to the lawmakers of his base on Tuesday (17) during a cocktail event at the Palácio da Liberdade, the former government headquarters. The privatization needs to be approved by the State Legislature.

According to the government, preferred shares, which entitle the holder to dividends, will be converted into common shares. Thus, 100% of the company's shares will be common shares. These are the shares that give their holders the right to vote on corporate decisions.

[...]

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The state will retain 17.04% of the total Cemig shares, which gives it control over the state-owned company. However, with the conversion of shares and under the new management system, it will no longer be the main shareholder.

2. Because of the above, we request that you clarify whether the news article is true and, if so, explain why you believe it is not a material fact, and comment on other information deemed as important on the matter.

3. It is worth noting that according to article 3 of CVM Resolution 44/21, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the organized over-the-counter market entity where the Company’s securities are traded, any material act or fact occurred or related to its business, as well as ensure its wide and immediate communication, simultaneously in all the markets in which such securities are traded.

CEMIG’s Answer

Dear Srs.,

In response to Official Letter 313/2023/CVM/SEP/GEA-1, Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”) clarifies that:

The news article published electronically by Folha de São Paulo in its market section on October 18, 2021, under the headline: Zema wants to turn Cemig into a private company without a controlling shareholder", was an investigation, according to the news outlet itself, that Governor Romeu Zema announced a plan to lawmakers who need to approve the privatization.

It is worth noting the context of the news article involves the interest of the Minas Gerais State Government, which represents the Company’s controlling shareholder, in line with the Notice to the Market already published on August 21, 2023.

It consists of an exclusive process under the authority of the controlling shareholder and other external agents, according to the State of Minas Gerais legislation.

The Company states that there is no new information to date, according to CVM Resolution 44/21, to justify the disclosure of a Material Act or Fact about the matter.

The Company reiterates its commitment to transparency and the best market disclosure practices.

Belo Horizonte, October 20, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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9.	Notice to the Market dated October 19, 2023 – Fitch reaffirms CEMIG’s ratings

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Fitch reaffirms CEMIG’s ratings

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”),
a publicly-held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that the credit rating agency Fitch Ratings (“Fitch”) reaffirmed the corporate ratings of the Company and its wholly owned subsidiaries Cemig Distribuição S.A.
(CEMIG D) and Cemig Geração e Transmissão S.A. (CEMIG GT) as BB on a global scale and AA+ (bra) on a national scale, with a stable outlook.

According to Fitch, the maintenance of the ratings reflects Grupo Cemig’s solid and diversified asset base, robust financial profile and good operational performance in the Brazilian electric energy sector.

For more information, the credit rating agency’s report is available on the Company’s Investor Relations website https://ri.cemig.com.br/informacoes-financeiras/ratings.

Belo Horizonte, October 19, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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10.	Notice to the Market dated October 19, 2023 – Clarification about Official Letter 1.207/2023 - SLS – CEMIG, dated October 18, 2023

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Clarification about Official Letter 1.207/2023 - SLS – CEMIG, dated October 18, 2023.

B3 Questioning

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

FAO Mr. Leonardo George de Magalhães

Investor Relations Officer.

Re: Request for clarification on a news article published in the press

Dear Sirs,

The news article published by the Valor Econômico newspaper on October 18, 2023, entitled “Cemig’s privatization model predicts that the company will not have a definite control,” states, among others, that the proposal of the Minas Gerais State Government:

1.	consists of converting all Cemig shares into common shares;
2.	includes the creation of the “golden share,” which gives the State veto power over certain decisions and ensures that no shareholder will have more voting rights than the State.

We hereby request for clarification on the aforementioned items by October 19, 2023, with your confirmation or refutation, as well as other information considered to be important.

CEMIG’s Answer

Dear Ms. Ana Lucia da Costa Pereira,

In response to Official Letter 1.207/2023 – SLS, dated October 18, 2023, Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”) clarifies that:

The news article published by the Valor Econômico newspaper on October 18, 2023, entitled “Cemig’s privatization model predicts that the company will not have a definite control,” was an assessment, according to the newspaper itself, presented by Governor Romeu Zema to state congresspeople of his support base.

It is worth noting the context of the news article that involves the interest of the Minas Gerais State Government, which represents the Company’s controlling shareholder, in line with the Notice to the Market already published on August 21, 2023.

It consists of an exclusive process under the authority of the controlling shareholder and other external agents, according to legislation of the State of Minas Gerais.

The Company states that there is no new information to date, according to CVM Resolution 44/21, to justify the disclosure of a Material Act or Fact about the matter.

The Company reiterates its commitment to transparency and the best market disclosure practices.

Belo Horizonte, October 19, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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11.	Notice to the Market dated November 22, 2023 – Cemig joins the UN Global Compact's 100% Transparency Movement

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Cemig joins the UN Global Compact's 100% Transparency Movement

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded in the stock exchanges of São Paulo, New York, and Madrid, hereby informs, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, that it has become a signatory of the UN Global Compact's 100% Transparency Movement. The initiative is aimed at advancing in the Sustainable Development Goal 16 (SDG16), to combat all forms of corruption. This document establishes targets and actions to engage companies in committing to the subject.

By joining this 100% Transparency Movement, the Company commits to moving towards the following goals:

•         100% transparency in interactions with the Public Administration;

•         100% integrity in Senior Management Remuneration;

•         100% of the high-risk value chain trained in integrity;

•         100% transparency in Compliance and Governance structures;

•         100% transparency on whistleblowing channels.

The Movement has established the year of 2030 as the deadline for fully achieving the goals. Cemig has been advancing in meeting the requirements and plans to deliver the results prior to the established deadline.

With this initiative, Cemig publicly expresses the Company's decision to strengthen integrity and transparency throughout the value chain.

Belo Horizonte, November 22, 2023.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

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12.	Material Fact dated November 23, 2023 - Official Letter Received from the Controlling Shareholder

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

Official Letter Received from the Controlling Shareholder

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs, under CVM Resolution 44/2021, of August 23, 2021, the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that it received, today, the Official Letter SECGERAL/GAB GOVERNADOR nº. 241/2023, from the State of Minas Gerais, the Company’s controlling shareholder, with the following content:

“Your Excellencies Chairmen of the Boards of Directors,

 With my cordial greetings, I inform you that the State of Minas Gerais has been committed in solving the situation of Minas Gerais' contractual public debt with the Federal Government, which is projected to reach R$161 billion on December 31, 2023.

Within this context, I inform you that, on November 22, 2023, in a meeting with the Presidents of the National Congress and the Legislative House of Minas Gerais, I received the attached official letter (Official Letter 1174.2023-PRESID - 77396758), which presents alternative proposals for the settlement, treatment, and evolution of said debt (Official Letters 1172.2023-PRESID - 77396860, 77396894, 77396932 and 77396885). Also, on the same date, I met with the Ministry of Finance and, given the discussions, we issued the Official Letter SECGERAL/GAB GOVERNADOR nº. 240/2023 (77393438).

I emphasize that the alternatives presented will be subject to detailed analyses by technicians of both the Federal Government and the State Government, which is why no public manifestation or acceptance has been issued by the State Government regarding the possible federalization of state-owned companies with shares listed on the Stock Exchange.

In this sense, I am forwarding this Official Letter for your knowledge and to be verified if it should be disclosed as a material act or fact, pursuant to CVM Resolution 44/2021.

I reiterate my admiration and respect and put myself at your disposal.

 Sincerely,

 Romeu Zema Neto

Governor of the State of Minas Gerais”

Cemig reaffirms its commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed on the developments of this matter.

Belo Horizonte, November 23, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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13.	Material Fact dated November 24, 2023 - Cemig GT expresses an interest in extending the concessions of Emborcação and Nova Ponte

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

Cemig GT expresses an interest in extending the concessions
of Emborcação and Nova Ponte

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”
or “Company”), a publicly-held company with shares traded on the stock exchanges of
São Paulo, New York and Madrid, pursuant to CVM Resolution 44/2021, of August 23, 2021, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly-held company and wholly-owned subsidiary of CEMIG, to ensure its right to request for a new concession award, as per articles 26, 27, 28 and 30 of Federal Law 9,074/1995 and complying with the advance period regulated in article 1º of Federal Decree 9,271/2018, filed, on November 24, 2023, its “Interest” in the extension of the concessions of Theodomiro Carneiro Santiago HPP (“Emborcação HPP”) and Nova Ponte HPP (“Nova Ponte HPP”) (“Plants”), through the “Transfer of Shareholding Control” of the Plants. CEMIG GT holds the concessions of the Plants, pursuant to Concession Agreement No. 07/1997. The plants have an installed capacity of 1,192 MW and 510 MW, respectively. The concession agreements of the Emborcação and Nova Ponte HPPs will end on May 26, 2027 and
August 12, 2027, respectively.

With its Interest, Cemig GT reiterates that it solely aims to ensure its right to potentially extend Concession Agreement No. 07/1997 for up to 30 (thirty) years, at the discretion of the granting authority, considering the option of transferring direct or indirect shareholding control pursuant to the legislation in force, which also has assumptions pending definition by the Ministry of Mines and Energy - MME.

MME will disclose all the conditions for the extension of the concession, which shall be submitted for resolution of the Company’s governance bodies in due course. Additionally, any actual decision regarding the topic is subject to resolution of the Company’s shareholders and the analysis of the legislative branch of the state government, in line with what was already published in the Notice to the Market dated August 21, 2023.

Lastly, the Company clarifies that such Interest does not suspend the analysis of legal alternatives in progress for the extension of the expiring concessions.

Belo Horizonte, November 24, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer